ORE RESERVES AND MINERAL RESOURCES
OF THE
ZINKGRUVAN MINE
IN SOUTH-CENTRAL SWEDEN
2004-12-31

Prepared by

Lars Malmström, Chief Geologist of ZMAB

and

Per Hedström, Senior Geologist at ZMAB.

15.3	CONCENTRATOR OPERATIONS	38
15.3.1	GENERAL	38
15.3.2	CONCENTRATOR FLOWSHEET	38
15.3.3	METALLURGICAL RESULTS	39
15.3.4	BACKFILL PLANT	40
15.3.5	TAILINGS	40
16.	OTHER RELEVANT DATA AND INFORMATION	41
16.1	MARKETING AND COMMERCIAL MATTERS	41
16.2	COPPER PROJECT	41
16.3	ENVIRONMENTAL MATTERS	41
17.	REFERENCES	42

LIST OF TABLES

Table 1.1	Summery Zinc/Lead Ore Reserves at December 31, 2004	5
Table 1.2	Summery Zinc/Lead Mineral Resources at December 31, 2004	5
Table 1.3.	Summery Zinkgruvan Copper Mineral Resources at December 31, 2004	6
Table 12.1	Zinkgruvan Laboratory, Routine limits of detection	21
Table 12.2.	ACME Laboratory, Detection limits, G7AR, ICP-ES	22
Table 14.1	Proved Zinc/Lead Ore Reserve at December 31, 2004	27
Table 14.2	Probable Zinc/Lead Ore Reserves at December 31, 2004	28
Table 14.3	Measured Zinc/Lead Mineral Resource at December 31, 2004	39
Table 14.4	Indicated Zinc/Lead Mineral Resource at December 31, 2004	30
Table 14.5	Inferred Zinc/Lead Mineral Resource at December 31, 2004	31
Table 14.6	Copper Mineral Resources at December 31,2004	32
Table 15.1	Concentrator Operating Results 2000-2004	40

LIST OF FIGURES

Figure 3.1	Property location map	7
Figure 3.2	Exploitation concessions	8
Figure 6.1	Simplified regional geology map – Bergslagen Greenstone Belt	11
Figure 6.2	Generalized property geology map	12
Figure 6.3	Nygruvan 650 level plan, and part of Burkland	14
Figure 6.4	Nygruvan, schematic cross-section	15
Figure 6.5	Burkland Zn/Pb and Cu zones, 650 level plan	16
Figure 6.6	Knalla, schematic cross-section	17
Figure 14.1	Nygruvan longitudinal section – mineral resource blocks	25
Figure 14.2	Knalla longitudinal section – mineral resource blocks	26
Figure 15.1	Zinkgruvan general site plan	35
Figure 15.2	Schematic of the panel stoping method	36
Figure 15.3	Schematic of the bench stoping method	37
Figure 15.4	Schematic of the concentrator flowsheet	38

1. SUMMARY

This report present the Reserves and Resources of the Zinkgruvan Mine estimated by the staff of The Zinkgruvan Mining AB as of December 31, 2004. The Zinkgruvan Mining AB is a subsidiary of Lundin Mining Corporation listed on the Toronto Stock Exchange (TSX) and on the "O-list" of the Stockholm Stock Exchange.

The Zinkgruvan mine is located in the south-central Sweden, 175 km in a straight line west-southwest of Stockholm. The Zinkgruvan deposit has been known since the 16th century. Large scale production started first 1857 and has continued since then. At present the annul production of zinc-lead-silver ore is in the order of 800 000 ton.

The warm Gulf Stream in the Atlantic gives southern Sweden a relatively mild climate. The average summer temperature is approx.18 C. The average winter temperature is slightly below freezing. The regional infrastructure of paved highways, electricity, telecommunications and other communications is good. There are several villages and smaller towns in the surrounding. The nearest larger city is Örebro, 60 km to the north. It hosts a university, considerable industry and an airport with daily flight to Stockholm and Copenhagen.

The Zinkgruvan deposit is located in the SW corner of the Bergslagen mining district, a part of the Proterozoic Svecofennian Domain. This district hosts numerous iron ore and base metal mines in volcano-sedimentary complexes consisting of felsic metavolcanics with intercalated limestone, calcsilicate and mineralized deposits. The district is composed of a series of small elongated basins with felsic metavolcanics overlain by metasediments. The basins are surrounded by mainly granitoid intrusions of which the oldest are of the same age as the felsic metavolcanics.

The Zinkgruvan deposit is situated in an east-west striking synclinal structure. The tabular-shaped Zn-Pb-Ag ore bodies occur in a 5- to 25 m-thick stratiform zone in the upper part of the metavolcanic-sedimentary group. The ore deposit is about 5 km long and proved to a depth of 1,500 m. It strikes mainly east-west and dips towards north. One subvertical fault splits the ore deposit in to two major parts, the Knalla mine to the west and the Nygruvan mine to the east. In the Nygruvan mine the dip is 60o -80o, while in the Knalla mine folding is extensive and partly isoclinal.

Most of the economic Zn-Pb-Ag mineralization consist of massive beds of sphalerite and galena intercalated with barren bed of quarzitic metatuffite and calcsilicate rock. Beds of disseminated sphalerite and galena occur locally towards the hanging wall. Particular, in the Knalla mine, galena is locally remobilized into veins.

The estimation of Mineral Resource and Mineral Reserves of Zinkgruvan is based on a database of diamond drill holes. Approximately 2000 drill holes are used in defining the present Resources and Reserves. The main part of the Zn-Pb-Ag Reserves have been estimated by using Block Modelling and an Ordinary Kriging Method. In areas with randomly and often sparsely distributed drill holes estimations, mainly of Resources , have been done by employing the Polygon Method. A cut-off of 250 SEK/t NSR has been used for the Zn -Pb-Ag – mineralizations. The Cu-mineralizations is defined by a cut-off of Cu 2%.

Table 1.1

Zinkgruvsam Zinc/Lead Ore Reserves at December 31, 2004

Area	Category	Tonnes	Zn	Pb	Ag
		( x1000)	(%)	(%)	(g/t)

Nygruvan	Proved	1.702	12.6	3.4	64
Knalla	Proved	5.481	9.2	5.8	122
Total	Proved	7.183	10.0	5.3	109

Nygruvan	Probable	923	11.4	2.6	62
Knalla	Probable	704	6.5	2.9	75
Total	Probable	1.627	9.3	2.8	68

Total	All Categories	8.810	9.9	4.8	101

An economic cut-off of 250SEK is used in when converting Mineral Resources to Ore Reserves. For the Burkland deposit, zero-value wall rock (12%) and backfill (3%) dilution and mining recovery (95%) and mining losses (3%) factors are applied to Mineral Resource estimates in arriving at the cutoff figure. For the Nygruvan deposit, the corresponding figures are wall rock dilution 20-25%, mining recovery 95% and mining loss 5%. There is no backfill factor required.

Table 1.2

Zinkgruvsam Zinc/Lead Mineral Resources at December 31, 2004

Area	Category	Tonnes	Zn	Pb	Ag
		( x1000)	(%)	(%)	(g/t)

Nygruvan	Measured	551	6.7	0.9	25
Knalla	Measured	518	9.0	2.2	43
Total	Measured	1,069	7.8	1.5	34

Nygruvan	Indicated	410	12.5	1.7	57
Knalla	Indicated	634	7.5	4.5	98
Total	Indicated	1,044	9.5	3.4	82

Total	Meas. + Ind.	2,113	8.6	2.5	58

Nygruvan	Inferred	275	12.9	6.5	97
Knalla	Inferred	7,889	9.8	4.1	101
Total	Inferred	8,164	9.9	4.2	101

In the structural hanging wall of the Burkland ore body occur a copper stockwork mineralization. Chalcopyrite is the main copper mineral and occurs as a fine grained dissemination or as irregular lumps and veins in a dolomitic marble.

Table 1.3

Zinkgruvsam Copper Mineral Resources at December 31, 2004
Area	Category	Tonnes	Cu	Zn	Pb	Ag
		( x1000)	(%)	(%)	(%)	(g/t)

Knalla	Indicated	2,707	3.1	0.5	0.0	48

Knalla	Inferred	850	3.3	0.2	0.0	41

The Mineral Resource and Ore Reserves are reported using the JORC Code. It is The Zinkgruvan Mining AB's opinion that the Measured, Indicated, and Inferred Mineral Resources as presented in this report and categorised under the JORC Code are individually the equivalent of the corresponding Mineral Resources as presented in the CIM Standards on the Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council, 2000. Similarly the Proved and Probable Ore Reserves are individually the equivalent of the Proven and Probable Mineral Reserves categories as presented in the CIM Standards

2. INTRODUCTION

2.1 PURPOSE AND DATA INFORMATION

This report has been prepared in order to present the annual inventory of Mineral Resources and Ore Reserves at the Zinkgruvan Mine, owned by Zinkgruvan Mining AB (ZMAB), Sweden, a subsidiary to Lundin Mining Corporation, Canada since 2004. The Zinkgruvan mine is situated in South Central Sweden and has been in operation since the end of the1850's.

The information and data used for this report and the interpretation and evaluation of it has, except for chemical assaying of geological samples, been done in house by ZMAB. The Mine Planning Department uses the data of the inventory for annual up dating and presenting of the "Life of Mine Plan".

2.2 QUALIFIED PERSON

The Qualified Persons responsible for the preparation of this report are Lars Malmström Chief Geologist of ZMAB and Per Hedström, Senior Geologist at ZMAB.

2.3 UNITS AND CURRENCY

Metric units are used throughout this report unless noted otherwise. Currency is primarily Swedish kronor or crowns ("SEK") and United States dollars ("US$"). The currency exchange rate used is 7.5 SEK per US$.

3. PROPERTY DESCRIPTION AND LOCATION

3.1. LOCATION

The Zinkgruvan mine is located in south-central Sweden in Närke County at approximately 58°49'N latitude, 15°12'E longitude. As shown in Figure 3.1, it lies 175 km in a straight line west-southwest of Stockholm and 210 km northeast of Goteborg. While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Åmmeberg and Askersund, respectively 10 km and 15 km NW of the mine. They house most of the mine employees.

3.2. PROPERTY DESCRIPTION

Zinkgruvan holds two exploitation concessions covering the deposit and its immediate area, see Figure 3.2. The "Zinkgruvan Concession", consisting original of a large number of small mining rights, was consolidated in 2002 in to one concession covering an area of 254 ha. The "Klara Concession" was granted in 2003 and covers 355 ha, mainly over "new areas" in the western part of the deposit. "Zinkgruvan" and "Klara" are valid until 2025 and 2027.

4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND INFRASTRUCTURE AND PHYSIOGRAPHY

4.1 ACCESS

The property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 km to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 km to Askersund, and then by a secondary paved road for a further 15 km through Åmmeberg to Zinkgruvan. Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations.

Askersund is located at the north end of Lake Vättern, the second largest lake in Sweden. The largest lake in the country, Lake Vänern, is some 50 km from Askersund in a straight line. The port of Otterbäcken on Lake Vänern is about 100 km from Zinkgruvan by road. The port of Göteborg on Sweden's west coast is accessible by lake and canal from Otterbäcken, a distance of 200 km.

4.2 CLIMATE

The warm Gulf Stream in the Atlantic gives Sweden a milder climate than other areas equally far north. Stockholm, the capital, is at almost the same latitude as southern Greenland but has an average temperature of 18 C in July. The winter temperatures average slightly below freezing and snowfall is moderate.

Temperature records for Zinkgruvan show that the mean annual temperature is 5.5 C. Mean monthly temperatures are below freezing from December through March. The coldest month is February, with an average maximum temperature of -4.1 C and an average minimum of -11.1 C. The warmest month is August with an average maximum temperature of 18.2 C and an average minimum of 12.2 C. Annual precipitation is about 750 mm. It ranges from a low of 11 mm in March to a high of144 mm in August.

4.3 LOCAL RESOURCES AND INFRASTRUCTURE

The community of Askersund has a population of about 14,000. The village of Zinkgruvan has about 290 inhabitants. Zinkgruvan is the largest private employer in the municipality with about 280 employees. Other local economic activities include agriculture, construction and light service industries. The town of Askersund has a modest tourist industry in the summer and is a full service community.

The nearest airport is in Örebro with daily flights to Stockholm, Copenhagen and other centres. Örebro also hosts a university and considerable light and heavy industry. As with virtually all of southern Sweden there is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated work force.

4.4 PHYSIOGRAPHY

The property is located in very gently rolling terrain at about 175 metres above mean sea level ("masl") and relief in the area is 30 m to 50 m. It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec. Outcrop is scarce.

5. HISTORY

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium. Vieille Montagne merged into Union Miniere in 1990. The earliest recorded mining activity in the area dates from approximately 1700. This was from the Isåsa mine, immediately to the north of the present Zinkgruvan operation. The mine operated intermittently until the mid 1800s, but never made a profit and was shut down permanently in 1845.

Interest in the present Zinkgruvan area as a potential zinc producer dates from 1846-47. Trial mining and smelting were carried out but the operation was unprofitable because of the large quantities of coal required for reducing the ore. The Swedish owner of the property subsequently made contact with Vieille Montagne, the world leader in the mining and processing of zinc ores at that time.

The Belgian company agreed to purchase the properties, including mineral rights and extensive surface rights in farm and forest land and in 1857 a Royal Warrant was issued by the Swedish Crown authorizing this purchase by a foreign company and documenting the terms of operation of the mine.

The first shipment of ore from Zinkgruvan to Belgium was made in 1860. Vieille Montagne metallurgists, accustomed to treating oxidized ores in carbonate gangues, encountered severe technical problems in smelting the sulphide ores, however, the problem was eventually solved by the addition of a roaster on site in 1864.

Processing, including roasting was carried out at Åmmeberg, with its small port facility on Lake Vättern. Zinkgruvan still has some real estate holdings in and around the village. The former tailings area now forms a golf course. From the port, shipments of ore and (later) concentrate were shipped out through the Swedish lake and canal system to the sea and on to Belgium.

In the years immediately following the opening of the mine, production was carried out on a modest scale. Hand sorting and heavy media separation were sometimes employed to upgrade mined material. Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually ("tpa").

In the mid-1970s, the company decided to expand production and doubled the production rate to 600,000 tpa. A new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Åmmeberg facilities were largely rehabilitated and abandoned. The new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tpa, which was achieved in 1982. Since then the production rate has been further increased to its present ±800,000 tpa.

In the present concentrator, run-of-mine ore is ground in a large autogenous mill. The sulphides are then floated in bulk followed by lead-zinc separation.

In late 1995 North Limited of Australia purchased the mine from Union Miniere as part of a zinc strategy and in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area. In August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited. Since June 2004 Lundin Mining Corporation is the owner of Zinkgruvan Mining AB.

6. GEOLOGICAL SETTING

6.1 REGIONAL AND LOCAL GEOLOGY, METAMORPHISM AND STRUCTURE

Zinkgruvan is located in the SW corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 km north of Zinkgruvan), which saw production from before the year 1000 until 1992. The belt is shown in Figure 6.1.

The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain. The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 km deep. Limestones, calcsilicates and mineralized deposits are commonly found within the metavolcanics. The district is comprised of a series of small proximal basins in a continental rift environment. The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

The Zinkgruvan deposit is situated in an east-west striking synclinal structure within the lower Proterozoic Svecofennian supracrustal sequence (Figure 6.2). This sequence consists of metavolcanic and metasedimentary rocks 1.90 to 1.88 billion years old, which rest on an unknown basement.

During early stages of the orogeny 1.87 to 1.85 billion years ago, differentiated, I-type granitoids, ranging from gabbro to granite in composition intruded the Svecofennian sequence. From 1.84 billion years ago until 1.77 billion years ago further intrusion occurred, forming late orogenic, undifferentiated, S-type plutons and dikes associated with migmatites, comprising granites, aplites and a large number of pegmatites. Finally, post-orogenic granites belonging to the NNWtrending Transscandinavian granite-porphyry belt created a large volume of granitic intrusion about 1.73 billion years ago.

The supracrustal rocks are divided into three lithostratigraphic groups:

**    Metavolcanic group in the lower part of the stratigraphy;

**    Metavolcano-sedimentary group; and

**    Metasedimentary group, which occupies the highest stratigraphic position of the supracrustal rocks in the Zinkgruvan area.

The metavolcanic group comprises mainly massive, fine-grained, red, felsic metavolcanic rocks which are in part quartz-microcline porphyritic with a low ( 5%) biotite content. They occur mainly in the northern part of the area and south of the Zinkgruvan basin structure. Some of the rocks in the metavolcanic group are assumed to have an ignimbritic origin.

The rocks of the metavolcano-sedimentary group are composed of mixed, chemically precipitated, and tuffaceous metasediments. The major rock type in this group is a metatuffite, which is commonly well banded and sometimes extremely finely laminated. Calc-silicate rocks, marbles, calc-silicate-bearing quartzites, quartzitic tuffaceous metasediments and sulphide ores are intercalated with the metatuffites. All of these rocks are intruded by metabasic sills and dikes, usually 2 to 3 m wide.

The metasedimentary group contains mainly argillic, clastic metasediments, which the metasediments are characteristically have a high biotite content (>30%). They are strongly recrystallized and transformed to veined gneisses. In upper parts of the stratigraphy migmatized and have undergone some anatexis to form grey, medium grained, biotite-rich, massive granitoids. In the lower part of the group, disseminated pyrrhotite occurs in garnet-bearing siliceous beds of primary exhalative origin.

Most of the mineralization in the district is associated with the metavolcano-sedimentary group. The Zinkgruvan deposit, together with a number of small bodies of Zn-Pb mineralization are situated in the higher part of the metavolcano-sedimentary group. Higher up in the startigraphy a stratiform pyrrhotite mineralization occurs in the uppermost part of the metavolcano-sedimentary group and in the lower part of the metasedimentary group.

As a result of repeated deformation during the Svecofennian orogeny, the relatively incompetent supracrustal rocks were isoclinally folded together with the more competent, primorogenic granitoid massifs. The metamorphism is low-pressure, upper amphibolite facies with migmatization and partial melting of the biotite-rich rocks in the metasedimentary group. Sillimanite and cordierite are common index minerals in these rocks. The low biotite rocks of the metavolcano-sedimentary group, which underwent the same high-temperature metamorphism exhibit well preserved, recrystallized, primary bedding.

Regional deformation ended before regional metamorphism, as the late orogenic granites have not been affected by the regional deformation, however, the later granites of the Transscandinavian granite-porphyry belt have deformed the country rock during their intrusion, causing a local folding parallel to subparallel to their margins.

Brittle fracturing is marked by NNE-trending fault systems resulting in large-scale block movements between sections of the country rock. The Knalla fault, separating the Nygruvan and Burkland ore zones is likely an example of such a fault. Movements of several hundred metres are occasionally observed along such faults (Figure 6.2). These fault systems postdate an easttrending dolerite dike swarm, which has an age of about 1.53 billion years.

6.2 GEOLOGY OF THE ZINKGRUVAN DEPOSIT

The massive sulphide Zn, Pb mineralization is hosted by a metavolcano-sedimentary sequence with associated carbonates and cherts and extends for some 5 km along strike. Structurally, the deposit has undergone several phases of folding and is divided into two distinct areas by the regional NNE-SSW-trending Knalla fracture/fault zone. The property geology is shown on Figure 6.2.

Stratigraphy is overturned such that the stratigraphic footwall forms the structural hanging wall. From stratigraphic footwall (oldest) to hanging wall (youngest) the deposit geology is presented schematic as follows:

**    Felsic metatuffite (sometimes quartzitic and with occasional oxide iron formation beds);

**     Marble (host to the copper zone) occurs only in the Burkland-Sävsjön area;

**     Massive sulphide Zn, Pb;

**     Calcsilicate bedded metatuffite;

**     Marble;

**     Felsic metatuffite with disseminated pyrrhotite near the upper stratigraphic contact; and

**     Argillic metasediment.

The Nygruvan section of the mine, which has provided the bulk of the production until recently, is situated to the east of the fracture/fault zone and consists of a single, fairly regular, tabular 5 m - 25 m thick horizon, striking NW-SE, dipping 60° to 80° to the NE and has a near-vertical plunge. It outcropped and persists to at least 1,200 m vertical depth. Figures 6.3 and 6.4 are respectively a 650 level plan and schematic cross-section through the Nygruvan area.

SW
NE
0
100
200
300
400
500
600
700
800
900
1000
1100
?
Metatuffite
Metatuffite silica & calc-silicate bedded
Argillitic metasediment
Marble
Metabasite
Quartz-Microcline rock
Zn-Pb ore
Disseminated ZnS-PbS
Pyrrhotite mineralization
Iron-oxide
0
50
250
Metres
Modified after Zinkgruvan Mining AB

Figure 6.4

Zinkgruvan Mining AB

Zinkgruvan Mine

South-Central Sweden

Schematic Cross-section - Nygruvan

The western or Knalla section of the mine, striking generally NE-SW (although quite variable locally) and dipping NW, consists of several bodies of highly contorted mineralization of quite variable thickness (3 m – 40 m). Dips are variable from near vertical to sub-horizontal. Plunges are also variable with the Burkland body plunging moderately NE and Cecilia and Dalby plunging NW. Burkland extends from 200 m to depths in excess of 1,400 m vertical. It flattens considerably at depth making exploration drilling and interpretation of results difficult. Figures 6.5 and 6.6 are respectively an 800 level Burkland plan and schematic cross-section through the Knalla area.

1435
1411
1363
1459
1360
1367
1361
1344
1362
Knalla Fault
800 Level
70°
N
0 20 100
Metres
Legend:
Viksjön Formation
Metasediment
Garnet-biotite-quartz rock
Zinkgruvan Formation
(Biotite)-quartz-feldspar rock
Zinc ore
Marble
Isåsen Formation
Quartz-microcline rock
Chalcopyrite mineralization
Cu analysis
Zn analysis
Modified after Zinkgruvan Mining AB

Figure 6.5

Zinkgruvan Mining AB

Zinkgruvan Mine

South-Central Sweden

800 Level Plan - Burkland Zn/Pb and Cu Zones

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a metatuffite hyrothermal altered to a quartz-microcline rock. The copper zone dips steeply NW, is up to 250 m long, varies from 5 m to 38 m thick and extends from slightly above 600 m to 1,020 m vertical, all dimensions depending on grade cut-off employed. It is cut off latterly to the NE by the Knalla fault and has been cut off by drilling to the SW and above 650 m vertical. It may continue at depth.

A thin, discontinuous clay rich fault zone occurs between the massive sulphide and the copper mineralization. The plan position of the copper zone is shown in Figure 6.5.

The metavolcano-sedimentary group consists mainly of a potassium-rich metatuffite with intercalations of calcsilicate rocks, marbles, quartzites and sulphides. These intercalations give the metavolcano-sedimentary group, a pronounced stratification especially in the ore zone and its stratigraphic hanging wall.

The metatuffite is a homogenous, usually massive, quartz-microcline-biotite rock of rhyolitic to dacitic composition. It has a granoblastic texture and is often gneissic. The stratigraphy of the metavolcano-sedimentary group is best developed in the eastern part of the Nygruvan area where the sequence is thickest. Metabasic sills and dikes intruding the metavolcanic and the sedimentary group are the oldest intrusions. Dikes and irregular, massive, grey, usually coarse-grained pegmatites of granitic composition are relatively common in folded areas.

There is clear evidence of hydrothermal alteration in the mine sequence. Altered rocks have been heavily depleted in Mg, Mn and Fe. although there is some disagreement regarding Mn depletion. Sodiumdepletion is less evident in the mine area, although the Na/K ratio decreases upwards through the footwall sequence of progressively more altered metatuffite. There is significant enrichment in Ba, K, S and Ca.

7. DEPOSIT TYPES

While the genetic model most appropriate for Zinkgruvan is still somewhat controversial, evidence, particularly the presence of a what appears to be a copper rich stringer zone stratigraphically below the Burkland ore body, seems to favour a volcanogenic ("VMS") model, in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period. Some workers prefer a sedimentaryexhalitive ("SEDEX") model.

8. MINERALIZATION

8.1 ZINC/LEAD OREBODIES

Sphalerite and galena are the dominant sulphide minerals, generally massive, well banded and stratiform, generally 5 m to 25 m thick. At Nygruvan there are two parallel horizons (mainly in the eastern portion of the orebody), separated by 3 m to 8 m of gneissic metatuffite (quartz, microcline, biotite, and minor muscovite, chlorite and epidote). Chalcopyrite is present in small amounts (<0.2% Cu). Pyrrhotite, pyrite and arsenopyrite are present although the amount of pyrrhotite and pyrite (<1% each).

Metamorphism and deformation have mobilized galena into veins and fissures subparallel to original bedding in places. Native silver was even more mobile and is often found in small fissures. Remobilization is most commonly observed in the Pb-rich western part of Nygruvan and in the Burkland area. In both the Nygruvan and Knalla areas there is an increase in Zn+Pb grades towards the stratigraphic hanging wall of the massive sulphide horizon. Contacts of mineralization with hosting stratigraphy are generally very sharp, more so on the stratigraphic footwall than hanging wall.

In the Knalla portion of the mine, structure is more complex and structural thickening is common. There are often two to four parallel ore horizons separated by narrow widths of metatuffite. The Knalla area consists of five individual Zn, Pb bodies for which Ore Reserves and/or Mineral Resources have been estimated and exploration is ongoing to further define them and to find additional ones along what is a continuous although highly contorted horizon.

The bodies are, from NE to SW, Burkland, Savsjon, Mellanby, Cecilia and Borta Bakom. In addition the Lindangen zone occurs close to surface above Mellanby on the longitudinal section and was exploited earlier in the mine's life. It hosts a small resource, which is unlikely to be exploited because of its proximity to surface.

The only significant difference in mineralogy from Nygruvan to Knalla is that Co and Ni content are higher in the Burkland - Sävsjön deposit and are of sufficient quantity that they impact metallurgy and concentrate quality. The Co content of zinc concentrate sometimes exceeds the penalty limit of 150 ppm.

8.2 COPPER MINERALIZATION

Copper stockwork mineralization was noted on the structural hanging wall of the Burkland deposit early in its exploration history. During 1996-1997 resource definition drilling at Burkland led to the recognition of significant hanging wall copper mineralization and a copper-specific drilling program was undertaken.

A 2.7 Mt Indicated Resource grading 3.1% Cu, 0.5% Zn, Ag 48 g/t has since been defined. The host rock is a dolomitic marble with variable amounts of porphyroblastic Mg-silicates.. Chalcopyrite is the main copper mineral and occurs as fine-grained disseminations infilling between dolomite grains or massive lumps and irregular veins up to several cm thick. Cubanite, CuFe2S3, is also present and occurs as lamellae in chalcopyrite. Bornite is present, while tetrahedrite is rare and mainly confined to footwall rocks outside the resource.

9. EXPLORATION

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium. Since then exploration of the deposit has progressed continuously.

With the expansion of the mine capacity in the mid-1970's exploration has to increase and become more aggressive in the beginning of the 1980-s. At first focus was on the continuation of the Nygruvan mine at depth, after that and at present focus is towards the western half of the minig area, the Knalla Mine at depth.

Exploration dominates by core drilling, undertaken both from surface and underground. Most of the exploring drilling takes place underground often from dedicated exploration drifts. Since the 1980'ties approximately 2 200 drill holes have been performed. The total length of drill core amounts to approx. 363 000m.

10. DRILLING

10.1 GENERAL

Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control. In the last 10 years 5,700 m to 34,000 m of drilling have been completed on the mine site annually and until recently 20% of that was of a reconnaissance nature.

Reconnaissance drilling for new mineralization is normally carried out from exploration drifts and holes may be up to 1,200 m long. Occasionally surface holes are drilled. To qualify as Inferred Resources drill spacing is generally 100 m vertical by 100 m horizontal and no mineralization been exposed by development. Indicated Resource drill spacing is in general 50 m by 50 m with some mineralization exposed by development. Measured Resources have drill spacing of 30 m to 50 m and are often well exposed by development. Stope definition holes generally have a maximum spacing of 15 m to 20 m.

Drilling is done by contractors. Holes over 100 m in length are surveyed using a Maxibor instrument with readings taken every 3 m. Core size is generally 28-36 mm for underground holes and 28-39 mm for surface holes. Recovery is near 100%.

10.2 CORE HANDLING AND LOGGING PROTOCOL

Drill core is delivered to a modern, well-lighted core shack on the mine site. It arrives in labelled wooden core trays. The geologist calculates Q values (a geotechnical measurement combining several measures) and proceeds to geological logging using a Prorok software (developed and employed in Sweden) data entry module and lithological codes. There is provision for a written description also. One geologist is assigned to enter all drill logs into the database.

11. SAMPLING METHOD

The geologist marks the "from-to" for assay samples on the box and this "from-to" serves as the sample number, which he or she enters on a sample record sheet. Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 m. The request for analyse follows the sample from the core shed through to the sample has undergone all stages of the sample preparation. A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist supplied sample number. A diamond saw is used occasionally. The drill core samples are transported in manually labelled paper bags to the sample preparation facility.

The second half of the core is returned to the core tray and all core is archived in a warehouse located in the village of Åmmeberg.

12. SAMPLE PREPARATION, ASSAYING AND SECURITY

12.1 SAMPLE PREPARATION

On arrival the on-site laboratory, located in the concentrator, the drill core samples are dried and jaw crushed to <5 mm. The samples are then split to 100-150g by a mechanical splitter.

Prior to about 2002, the grain size was reduced to <38Pm in a "tema mill", and since about 2002, the riffle-split 100-150 g sample is placed in a Herzog automated pulveriser capable of handling 60 samples at a time and reduced to <36 microns. The pulveriser is air and water cleaned between sample runs .

Entire milled sample is stored in a manually labelled, sealed plastic cup.

Before samples are submitted, duplicate and dolerite blanks are inserted and samples for external check assay are selected.

All quality samples are inserted or selected in irregular intervals. Duplicate frequency varies between every 17-21st sample, dolerite blanks between every 23-25th and external check samples are selected for every 23-27th sample.

If sample material is pale in coloration, the black dolerite blank is replaced by a quartz blank.

Shipments are made at least once per month depending on the level of drilling activity and the level of importance of the samples.

12.2 ASSAYING

Until 2001 all geological samples were assayed at the laboratory of Zinkgruvan. With a beginning April 2001, the Zinkgruvan laboratory was subsequently shifted out for ACME Analytical Laboratories, Vancouver, by shipping 10 g pulverised samples from new projects to Acme for analysis. Since September 2002 all geological samples have been assayed by ACME.

12.2.1 ZMAB ANALYTICAL METHOD

The laboratory processes samples from the enrichment plant, concentrate sales, geological samples and environmental samples.

Geological samples have been analysed by Atomic Absorption Spectroscopy since 1979 and the equipment currently in use is the fourth generation of AAS at Zinkgruvan.

All geological samples are assayed for Zn, Pb, Ag, Cu, Fe, Co and Ni in two separate digestions:

1)    250 mg is collected from the pulp by a spoon and is boiled in 10 ml HNO3, HF is added and boiled off. Sublimate is re dissolved in HCl. After cooling, the sample is diluted by H2O to 250 ml. Analyse for Zn, Pb, Ag, Cu and Fe by Atomic Absorption (AAS).

2)    500 mg is collected from the pulp by a spoon and is boiled in 15 ml Aqua Regia with 6 ml HF and 5 ml HClO4. Boiling reduces solution and residue is dissolved in H2O.  Analyse for Co and Ni by AAS.

Analytical results are collected manually and entered by hand, first on the original request for analyse, and then entered manually into excel spreadsheets (one per drill hole/ analytical request) with the same format as the request for analyse.

Data is entry checked by the laboratory personnel before release to the project geologist. The project geologist checks correspondence between assay results and geological logging before the data is approved for incorporation in the Drill hole database.

The AAS instrument routine detection limits are presented in table 12.1. Table 12.1. Routine limits of detection

Element	Routine limits of detection
Zn	0,05%
Pb	0,05%
Ag	5 g/t
Cu	5 ppm
Fe	0,02%
Co	5 ppm
Ni	5 ppm

12.2.2. ACME ANALYTICAL METHOD

Routine assay is by ICP-ES, program G7AR, a program that uses a 1g pulp sample diluted in 100 ml Aqua Regia, which is then run by ICP-ES.

The program covers 23 elements, those of critical importance being Zn, Pb, Ag, Cu, Co, Ni and in addition Al, As, Bi, Ca, Cd, Cr, Fe, Hg, K, Mg, Mn, Mo, Na, P, Sb, Sr and W.

Elements and detection limits are presented in table 12.2. under the heading "Group 7AR Det Lim".

Table 12.2. ACME G7AR, ICP-ES Detection limits

12.3 QAQC

Beginning during 2001 and fully operative during 2002, Zinkgruvan has a systematic QAQC program in place. As noted above, duplicate and blanks are inserted in the Zinkgruvan preparation laboratory prior to shipment to Vancouver at irregular intervals and check assays are selected for external assay (ALS Chemex) at irregular intervals. Additional to the Zinkgruvan quality control samples, ACME inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.

Before any data set is accepted for incorporation in the Drill hole Database, a standardized format, quality report, documenting all internal and external information regarding the QC is compiled. The Batch quality report also includes checks against control charts with pre-set warning and action limits.

12.4 SECURITY

The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities also. All sample batches are packaged securely and sample numbering is checked at each stage of the process.

13. ADJACENT PROPERTIES

There are no known significant exploration properties adjacent to or near the Zinkgruvan property.

The property is situated in the far southern portion of the Bergslagen belt, which to the north hosts numerous iron ore and base metal deposits many of which have seen production. At the present time the only significant production from the belt besides Zinkgruvan is from the Garpenberg Zn, Ag operation of Boliden, located 175 km to the north (Figure 3.1).

14. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

14.1 GENERAL

The Zinkgruvan Mineral Reserve and Mineral Resource estimates are shown in Tables 14.1, 14.2, 14.3, 14.4 and 14.5. The Mineral Resources are reported in addition to Ore Reserves.

Estimation and classification of Ore Reserves and Mineral Resources are according to the Australasian Joint Ore Reserves Committee ("JORC") code. It is The Zinkgruvan Mining AB's opinion that the Measured, Indicated, and Inferred Mineral Resources as presented above and categorized under the JORC Code are individually the equivalent of the corresponding Mineral Resources as presented in the CIM Standards on the Mineral Resources and Reserves, Definitions and Guidelines adopted by CIM Council, 2000. Similarly the Proved and Probable Ore Reserves are individually the equivalent of the Proven and Probable Mineral Reserves categories as presented in the CIM Standards.

Mineral Resources of Zinkgruvan are calculated using a Net Smelter Return (NSR) cut-off value of approx. 250 SEK/t and a Minimum mining width of 3 m.

In converting Mineral Resources to Ore Reserves a economic cut-off of 250 SEK/t is used. For the Burkland deposit, 12% zero-value wall rock and 3% zero-value backfill dilution, and 0.95 mining recovery and 0.97 mucking loss factors are applied to Mineral Resource estimates in arriving at the cut-off figure. For the Nygruvan deposit, the corresponding figures are wall rock dilution 20-25%, mining recovery 0.95 and mucking loss 0.95. There is no backfill factor required for Nygruvan.

The NSR cut-off is calculated using the following metal prices: zinc US$ 992/t, lead US$ 617/t, silver US$ 5.00/oz. With an exchange rate of 7.5 SEK/US$ the following NSR factors are used: zinc 1% /t = 37.3 SEK, lead 1%/t =24,9 SEK and silver 1g/t =0,80 SEK.

In calculating the Cu Resources a cut-off of 2% Cu has been used.

14. 2 RESERVES AND RESOURCES AREAS

The bulk of the Reserves and Resources are hosted by the Burkland deposit, with a smaller portion remaining in the Nygruvan deposit, which has been mined since the 1850s. Smaller tonnages are hosted by the Savsjon, Mellanby, Cecilia, Borta Bakom and Lindangen, all of which lie SW of Burkland. Other than Lindangen, a portion of which lies within the crown pillar, none are fully defined. In addition, there is an estimate reported for the copper zone, sitting on the hanging wall of the Burkland deposit. All these zones are shown on Figures 14.1 and 14.2.

0 m
100 m
200 m
300 m
400 m
500 m
600 m
700 m
800 m
900 m
1000 m
1100 m
1200 m
A
B1
B2
C
D
E
F
G
K1
ORE RESERVES
Proven
Probable
MINERAL RESOURCES
Indicated
Inferred
Measured
Pillar
0
100
200
300
400 m
2004.12.31

Figure 14.1

Table 14.1

Zinkgruvan Proved Zinc/Lead Ore Reserve at December 31, 2004

Location	Level	ktonnes	Zn %	Pb %	Ag g/t	Method	Dilution

NYGRUVAN

650	10	56	9,3	6,2	92	Polygonal	25%

800	305	57	6,9	0,7	20	Polygonal	25%

875	305	272	6,2	0,6	22	Polygonal	20%

950	240-260	337	12,9	2,1	59	Polygonal	22%

1000	240-260	391	16,2	3,9	72	Polygonal	20%
1050	240-260	338	13,5	5,4	87	Polygonal	20%
1100	240-260	251	14,1	4,6	79	Polygonal	20%

Total		1 702	12,6	3,4	64

KNALLA

Burkland	450	939	7,5	5,5	129	Block Model	12%
	630	1 888	9,5	6,0	134	Block Model	12%
	765	549	9,9	5,5	102	Block Model	12%
	960	1 869	9,3	5,9	111	Block Model	12%
	1010	236	11,7	6,1	143

Total		5 481	9,2	5,8	122

TOTAL		7 183	10,0	5,3	109

Comments:-

Standard polygonal modelling method uses calculated horizontal economic thicknesses and a Minimum Mining Width based on orientation of mineralisation and planned mining method

Similarly calculated economic intervals are used for wireframe interpretation, which are then used to constrain block modelling

Ordinary kriging has been used for block model grade interpolation Pillars excluded Economic cut-offs vary according to planned mining method

Table 14.2

Zinkgruvan Probable Zinc/Lead Ore Reserve at December 31, 2004

Location	Level	ktonnes	Zn %	Pb %	Ag g/t	Method	Dilution

NYGRUVAN

G	475	110	10,9	6,5	89	Polygonal	20%

C	1060	220	13,4	1,7	75	Block Model	20%

D	1000	100	8,7	1,0	46	Block Model	20%

F	1100	270	8,5	1,1	33	Block Model	20%

A	1150	223	14,2	4,3	78	Polygonal	20%

Total		923	11,4	2,6	62

KNALLA

Sävsjön	*Zeta	704	6,5	2,9	75	Polygonal	20%

Total		704	6,5	2,9	75

TOTAL		1 627	9,3	2,8	68

Comments:-

Standard polygonal modelling method uses calculated horizontal economic thicknesses and a Minimum Mining Width based on orientation of mineralisation and planned mining method Sävsjön reserve uses a 3m minimum mining width

Similarly calculated economic intervals are used for wireframe interpretation and blocking constraint

Ordinary kriging has been used for block model grade interpolation

Pillars excluded Economic cut-offs vary according to planned mining method

* The financial viability of the Zeta lens will be rechecked during first half of 2005

Table 14.3

Zinkgruvan Measured Zinc/Lead Mineral Resource at December 31, 2004

Location	Level	ktonnes	Zn %	Pb %	Ag g/t	Cu %	Method

NYGRUVAN

305 E	950	425	5,8	0,7	21		Polygonal
300	96-98	126	9,8	1,4	40		Polygonal

Total		551	6,7	0,9	25

KNALLA

Cecilia	450-	518	9,0	2,2	43		Polygonal
	680

Total		518	9,0	2,2	43

TOTAL		1 069	7,8	1,5	34

Comments:-

Standard polygonal modelling method uses calculated horizontal economic thicknesses and a Minimum Mining Width based on orientation of mineralisation and planned mining method

Table 14.4

Zinkgruvan Indicated Zinc/Lead Mineral Resource at December 31, 2004

Location	Level	ktonnes	Zn %	Pb %	Ag g/t	Cu %	Method

NYGRUVAN

K1	1000	140	6,2	0,7	30		Block Model

B2	1225	270	15,7	2,3	71		Polygonal

Total		410	12,5	1,7	57

KNALLA

I	150	312	7,4	5,0	109		Polygonal

J	350	149	7,2	4,4	58		Polygonal

U	250	173	8,1	3,6	112		Polygonal

Total		634	7,5	4,5	98

TOTAL		1 044	9,5	3,4	82

Comments:-

Standard polygonal modelling method uses calculated horizontal economic thicknesses and a Minimum Mining Width based on orientation of mineralisation and planned mining method

Similarly calculated economic intervals are used for wireframe interpretation, which are then used to constrain block modelling

Ordinary kriging has been used for block model grade interpolation

Table 14.5

Zinkgruvan Inferred Zinc/Lead Mineral Resource at December 31, 2004

Location	Level	ktonnes Zn %		Pb %	Ag g/t	Cu %	Method

NYGRUVAN

E	830	100	11,9	4,6	68		Polygonal

B1	1225	175	13,4	7,5	114		Polygonal

Total		275	12,9	6,5	97

KNALLA

Borta	500-	1 270	11,2	3,5	59		Polygonal
Bakom	750

Cecilia	320-	865	14,3	3,4	72		Polygonal
	450

Mellanby	650	565	8,2	3,7	77		Polygonal

I	150	109	11,5	3,8	75		Polygonal

Sävsjön	650	1 080	7,6	3,1	77		Polygonal
XY

Sävsjön	525	1 099	8,7	1,2	56		Polygonal
VW

Burkland	1500	2 901	9,4	6,2	159		Block Model
X

Total		7 889	9,8	4,1	101

TOTAL		8 164	9,9	4,2	101

Comments:-

Standard polygonal modelling method uses calculated horizontal economic thicknesses and a Minimum Mining Width based on orientation of mineralisation and planned mining method

Similarly calculated economic intervals are used for wireframe interpretation, which are then used to constrain block modelling

Ordinary kriging has been used for block model grade interpolation

Table 14.6

Zinkgruvan Copper Mineral Resource at December 31, 2004

Location	Level	ktonnes	Zn %	Pb %	Ag g/t	Cu %	Method

KNALLA

Indicated Mineral Resource
Cu	1020	2 707	0,5	0,0	48	3,1	Block Model

Inferred Mineral Resources
Cu	1200	850	0,2	0,0	41	3,3	Block Model

	Ordinary (linear) kriging has been used for block model grade interpolation

14. 3 ASSAY DATA

The Zinkgruvan deposit has been extensively drilled mainly from exploration and development drifts underground. The tonnage of mineral resources presented in this report are defined by approx. 2000 drillholes.

Until November 2001 all core samples were assayed at ZMAB for Zn, Pb, Ag, Cu and Fe. From May 2003 and forward all assaying has been performed by ACME, analytical Laboratories Ltd, Vancouver Canada, and Co and Ni were added to the list of metals assayed. During the period 2001 to 2002 most of the core samples from exploration drilling were assayed at Zinkgruvan while all core samples from upgrading resources to reserves were send to ACME.

The density of individual drill core sections (and ore blocks) is estimated by a calculation formula using the assayed grade of zinc and lead. In the formula these grades are transformed to sphalerite and galena. The rest of the masses of the assayed sections are assumed to consist of gangue minerals (quartz, feldspar, calcite and skarn minerals) with an average density of 2.7 g/cm3.

The following formula is used in calculating density of Zn / Pb / Ag – mineralizations.

	100
D =
	100 – Zn% x 1,49 - Pb% x 1,15	+	Zn% x 1,49	+	Pb% x 1,15
	2,7		4,0		7,5

The density of sphalerite and galena used in the formula are 4.0 and 7.5 g/cm3, respectively.

In estimation of grades and tonnage of resources, Mass Weighted Means of grades are used. The average grade of a series of adjacent drillhole intersections are calculated by weighting their grades in proportion to theirs masses (mass = volume x density). Since drillcores have an almost. constant cross section area (diameter), lengths of the intersections are used in stead of volumes, in calculating masses of intersections. The densities of intersections are calculated by using the formula shown above. The formula below shows how the average Zn grade of three adjacent intersections in a drillhole is calculated.

__
Zn =	Zn1 x L1x D1 + Zn2 x L2 x D 2 + Zn3 x L3 x D3
L1 x D1 + L2 x D2 + L3 x D3

D = density, L = length of section.

14. 4. METHODS USED IN RESOURCE ESTIMATIONS

During the long history of Zinkgruvan the method used in estimating resources and reserves has change with time. This is partly due to the general technical development as well as to the use of different mining methods. At present mainly two methods are used; Block Model with Kriging and estimation by the Polygon Method. In Nygruvan a smaller tonnage is estimated by the Section Method.

14. 4. 1 ESTIMATION BY BLOCK MODEL METHOD

Block modelling with kriging is the main method, mainly in estimating Reserves. This method is applied in the whole Burkland area, which contains most of the present Zn/Pb/Ag Reserves as well as the Resources of Cu.

The calculations are done by using Propack software (Prorock AB). The CAD program Microstation (Bentley Ltd) is used for wireframe modelling and data is stored in an Oracle database.

The mineralized wireframe solids are based on drillcore intersections. In mining areas with developments in the ore zone, the wireframe can be adjusted due to geological mapping of underground exposure.

The block models comprise of parent blocks measuring 10m x 5m x 10m (length x width x height). In order to better match the geometry of the wireframe the parent block can at the boundary of the wireframe be sub-divided into a 2 x 2 x 2 array of sub-block, up to 8 sub-blocks total. In a second step these sub-blocks can be subdivided into an additional 2 x 2x 2 array, resulting in sub-blocks that are 1/64 th the volume of the parent block.

Drill hole samples inside the wireframe model are composited to max 4.0 m. Ordinary Kriging Method is used in estimating block grades. The dimensions of the search ellipse axis are 100m x 20m x 100m (strike x width x dip).

Grades in the block model of the Cu-mineralization are estimated by using a Ordinary Kriging (linear) Method. The dimensions of the search ellipse axis are 100m x 100m x 100m.

14. 4. 2 ESTIMATION BY POLYGON METHOD

The Polygon Method is mainly used in areas with randomly, and often sparsely, distributed drill-holes. Most of the Zn/Pb/Ag mineralizations classified as Inferred and Indicated Resources (except Burkland) are estimated by this method. A large proportions of Reserves and Resources in Nygruvan are estimated by the Polygon Method.

The irregular polygons around the drill-holes are constructed by using perpendicular bisectors to tie-lines in between the drill holes. The polygons are projected towards a vertical plane, subparallel with the strike direction. The intersections of the holes are oriented horizontal and perpendicular towards the projection plane. The grade and the horizontal thickness of each hole is assumed to remain constant throughout the polygon area.

14. 4. 3 ESTIMATION BY SECTION METHOD

The Section Method has been the most used estimation method in the Nygruvan Mine, particular in areas mined by sublevel benching. The reserves above the 875 m level area calculated by this method,

In the development stage of sublevel benching, the roof of each horizontal longitudinal drift inside the relatively narrow (<8m ) ore is geological mapped. This mapping, locally supported by drilling (ore width >8 m), defines the shape and size of the horizontal sections used in estimation of volume/tonnage by extending its area for half a section spacing on either side. The grades are received from core drillings and locally also channel sampling in the roof of the development drifts inside the ore body. The average grades and density of the channel samples are calculated in the some way as drill cores (see section 15.3). The overall grade and density of each intersection is assigned to an area of ore defined on the basis of half the distance to the adjacent bore hole / row of channel samples.

14. 5 QUALIFIED PERSONS

The above presented estimation of the Mineral Resource and Ore Reserves of the Zinkgruvan Mine has been prepared under the supervision of Lars Malmström and Per Hedström, both Member of The Australasian Institute of Mining and Metallurgy (AusIMM). Lars

Malmström, Chief Geologist of the Zinkgruvan Mining AB, has worked at the mine since 1982 as Mining Geologist and Senior Mining Geologist. Per Hedström, Senior Geologist at The Zinkgruvan Mining AB, has been working at the Zinkgruvan mine since 1981, during the period 1984-2004 as Chief Geologist.

15. MINING AND MINERAL PROCESSING OPERATIONS

15.1 GENERAL

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved. A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall. The mining methods and sequences were changed and a new paste backfill system was installed in 2001. Mine production reached 810,000 tonnes in 2001 which was the highest level in the history of the operation.

A plan of the general site of the Zinkgruvan operations is shown in Figure 15.1.

15.2 UNDERGROUND OPERATIONS

15.2.1 GENERAL

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan deposits. Shafts P1 and P2 at Nygruvan are 735 m and 900 m deep respectively (Figure 14.1), with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel. There is an internal ramp system below 250 m but no ramp from surface. The Knalla shaft, P3, is 350 m deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

15.2.2 MINING METHODS

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes. Stope dimensions are 38 m high by 20 m wide for the primary stopes and a 25 m width for the secondary stopes. Stope access is typically developed in the footwall with ramps and 5 m by 5 m headings. Stope access is developed above for drilling and below for mucking with remote control LHDs. The panel stoping mining method and sequence are shown in Figure 15.2.

On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement.

Sill pillars at the 800 m, 650 m, and 450 m levels have been left to separate mining areas and provide ground support between active mining areas and mined out and backfilled areas.

In the Nygruvan deposit, sublevel benching is employed followed by paste backfilling. Rib pillars previously left between stopes for ground support have become unnecessary with the introduction of the tight paste fill system. Stoping is carried out with 15 m sublevels and stope lengths of 30 m. (Figure 15.3).

Ore from Burkland and Nygruvan is fed through an ore pass system to the 800 level and 900 level respectively, where it is transported by truck to the crusher at the P2 shaft.

15.3. CONCENTRATOR OPERATIONS

15.3.1 GENERAL

The Zinkgruvan concentrator is located immediately south of the P2 main production shaft. The concentrator was built in 1977 to replace the facility at the Åmmeberg site and eliminate the surface rail haulage of the ore to the process facility. In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements

15.3.2 CONCENTRATOR FLOWSHEET

The current Zinkgruvan flowsheet employs crushing and autogenous grinding, bulk flotation, concentrate regrind, selective flotation separation of lead concentrates from zinc concentrates, all followed by thickening and filtration of the individual lead and zinc concentrates. The concentrator tailings are thickened and filtered to prepare paste backfill for the underground operations. The paste backfill plant is annexed to the concentrator building and operated as an integral part of the concentrator operation. The concentrator flowsheet (not including the paste fill plant) is shown in Figure 15.4.

The concentrator operations receive primary crushed ore from underground at a nominal minus 250 mm. The plus 90 mm run of mine ore is separated by a static grizzly and stockpiled separately for grinding media in the autogenous primary grinding mill. The finer fraction is separated by a vibrating screen at 20 mm with the plus 20 mm fraction reduced by cone crushing to make the primary grinding circuit ore supply of minus 20 mm. The grinding and regrinding circuits and the flotation and concentrate dewatering are located in two separate and spacious bays equipped with overhead cranes and standby lifeline pump installations all designed for ease of operation and maintenance.

The flotation circuit is monitored by an on-stream analyser and the mill flowsheet has a central process control system. Large volume flotation cells were retrofitted into the mill in the 1990s with the bulk flotation completed with 38 and 40 cubic metre tank cells and the selective flotation completed with 16 cubic metre cells. The bulk flotation is carried out at a pH of 8.2 and the selective flotation at a pH of 12. To achieve the required liberation, the bulk flotation scavenger concentrate and tails as well as the coarser fraction of the cleaner concentrate are reground in a ball mill prior to selective flotation. The coarser zinc concentrate is thickened followed by filtering on a pressure filter while the finer lead concentrate is thickened and also filtered on a pressure filter.

The concentrator has a separate covered concentrate storage building and truck loadout for delivery of the concentrate to the shipping terminal at Otterbäcken on Lake Vänern, which has a canal link to Goteborg at its southern end.

The mining and milling operation is supported with a well equipped assay lab located in the Concentrator building. The lab processes about 6,000 samples per annum.

15.3.3 METALLURGICAL RESULTS

The current flowsheet achieves recoveries of 86% and 92% respectively for the lead and zinc to concentrates. Approximately 70% of the contained silver is recovered to the lead concentrate. Silica and cobalt have periodically triggered penalties with Zinkgruvan zinc smelting contracts. The penalty level for silica and cobalt are 3% and 150 ppm, respectively. With the increasing proportion of Burkland ore there has been a decreasing trend in the zinc recoveries and an increasing trend in the lead recoveries. The operating results achieved by the current flowsheet since 2000 are shown in Table 15.1.

TABLE 15.1

CONCENTRATOR OPERATING RESULTS

		2000	2001	2002	2003	2004

Tonne Milled	( x 1000 )	741	807	735	774	733

Head Grade	Zn (%)	10,80	8,35	7,17	9,33	9,13
	Pb (%)	4,0	3,6	3,8	4,8	4,9
	Ag (g/t)	102	84	90	103	99

Recover	Zn (%)	93,5	91,8	90,9	91,1	92,1
	Pb (%)	85,6	85,0	87,7	87,8	87,6
	Ag (g/t)	69,4	68,3	73,4	72,3	75,4

Zn Conc Grade	Zn (%)	55,50	54,90	55,26	55,21	54,68
	Si02 (%)	3,6	3,1	3,0	3,4	3,4
	Co (ppm)	203	255	280	272	319

Pb Conc Grade	Pb (%)	72,40	71,20	68,52	70,49	71,97
	Ag (g/t)	1495	1331	1342	1255	1247

Mill Operating Time	(%)	77,9	78,4	75,4	79,6	75,9

15.3.4 BACKFILL PLANT

The final flotation tailings are thickened and filtered by disc filter and mixed with cement prior to delivery to the underground workings. There is limited surge capacity between the concentrator and the single processing line of the backfill plant so the availability is subject to the combined availability of the two circuits. When the concentrator is down due to no underground ore, the mill cannot deliver backfill.

15.3.5 TAILINGS

The concentrator final tailings are pumped approximately 4 km south of the plant site to a tailings management area (Figure 15.1). The tailings dam and surrounding area are shown in Figure 14. The tailings area consists of elevated earth filled dams to contain the tailings flow. One decant structure drains the water to a holding pond for recycle to the mill. A second decant structure has been closed off. The current containment structures are at an elevation of 192 masl and provide capacity until 2006–2007 depending on the proportion of tailings prepared for underground backfill.

An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres has been made and the approval has been granted subject to payment of a reclamation security deposit.

16. OTHER RELEVANT DATA AND INFORMATION

16.1 MARKETING AND COMMERCIAL MATTERS

Zinkgruvan produces approximately 120,000 tpa of zinc concentrate and 48,000 tpa of lead concentrate. The lead concentrate contains payable silver. The quality of the concentrate is uniformly high and it is readily accepted by all customers. The only issue in respect of the quality is the Co content in the Zn concentrate, sometimes 250 ppm, well above the penalty level of 150 ppm at some smelters.

Concentrate is shipped by truck 100 km to the port of Otterbäcken on Lake Vänern, through the Trollhätte canal to Goteborg and on by sea to north European ports. All concentrate haulage from the mine, storage and handling at the port and onward transportation is handled by third party contractors.

16.2 COPPER PROJECT

A copper resource has been delineated on the hanging wall of the Burkland deposit. An Indicated Mineral Resource of 2.7 Mt at 3.1 % Cu using a cut-off grade of 2% Cu is reported.

Environmental approval of the copper project for a production rate up to 500,000 tpa has been included in the current application to raise the tailings dam. Preliminary consideration of including the copper circuit within the existing concentrator indicates that it may be possible, however, the full logistics on the separate hoisting and handling of the ores have not been defined

16.2 ENVIRONMENTAL MATTERS

Zinkgruvan has an environmental department responsible for environmental matters throughout the site. With rare exception it meets and has met all emission standards.

In December 2001 Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 m to 200 masl and at the same time to increase production from 900,000 tpa to 1,500,000 tpa. The additional tonnage could include a maximum 500,000 tpa from the copper zone. The tailings area presently has storage capacity for three or four additional years assuming the paste fill plant continues to operate at current levels. The raised dam would allow for another 25 years of production at current and planned rates.

Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation.

In the fall of 2003 Zinkgruvan was informed that a new nature preserve, covering approximately 135 ha had been established two kilometres west-southwest of the Knalla shaft. The area included in the preserve is underlain in part by the extension of favourable mine stratigraphy where mine geologists now project that it dips under the granite. Discussions have begun to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area.

REFERENCES

Hedström, P., Simeonov, A., Malmström, L.., 1989; The Zinkgruvan Deposit, South-Central Sweden: A Proterozoic, Proximal Zn-Pb-Ag Deposit in Distal Volcanic Facies: Economic Geology , v 84, pp 1235-1261.

Sädbom, S., 2002; Extern och intern analysering av geologiska prover samt kvalitetskontroll vid analysering (External and internal assaying of geological samples and quality control at assaying), Internal Report, ZMAB.

Sullivan, J., MacFarlane, R., Cheeseman, S., 2004; A Technical Review of The Zinkgruvan Mine in South-Central Sweden, a report from Watts, Griffis and McQuart Limited to South Atlantic Ventures Ltd.

CERTIFICATE

To accompany the Report titled  "Ore Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden 2004-12-31"

I Per Hedström, do hereby certify that:

1     I am Senior Geologist of: Zinkgruvan Mining AB SE-696 81 Zinkgruvan Sweden

2.    I graduated with a degree in B.Sc from the University of Lund in Geology and Chemistry in 1972.

3.    I am a member of the Australasian Institute of Mining and Metallurgy (Membership Number 208639).

4.    I have work as geologist for a total of more than 31 years since my graduation from university.

5.    I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purpose of NI 43-101. My work experience includes 10 years as Mining Geologist at several mines in Sweden and 20 years as Chief Geologist.

6.    I am responsible of the preparation of the report titled "Ore Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden 2004-12-31".

7.    I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is: Chief Geologist of Zinkgruvan Mining AB in the period 1984-2004, Senior Geologist of Zinkgruvan Mining AB since 2004.

8.    I am not aware of any material fact or material change with respect to the subject of the Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

9.    I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101, as I am an employee of the Zinkgruvan Mining AB.

10.    I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.    I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 24 of March, 2005

signed by

"Per Hedström"

Per Hedström

CERTIFICATE

To accompany the Report titled "Ore Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden 2004-12-31"

I Lars E. Malmström, do hereby certify that:

1.    I am Chief Geologist of: Zinkgruvan Mining AB SE-696 81 Zinkgruvan Sweden

2.    I graduated with a degree in B.Sc from the University of Lund in Geology and Chemistry in 1975.

3.    I am a member of the Australasian Institute of Mining and Metallurgy (Membership Number 208643).

4.    I have worked as geologist for more than 25 years since my graduation from university.

5.    I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a "Qualified Person" as defined in NI 43-101. My work includes 13 years as a Mining Geologist, 8 years as a Senior Geologist and 2 years as a Chief Geologist working in base metal operation.

6.    I am responsible for preparation of the report titled " Ore Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden 2004-12-31".

7.    I have had prior involvement with the property that is the subject of the Report as I am an employee of the Zinkgruvan Mining AB.

8.    I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading.

9.    I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101, as I am an employee of the Zinkgruvan Mining AB.

10.    I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

11.    I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 24 of March, 2005

signed by

"Lars Malmström"

Lars Malmström, B.Sc., MAusIMM